FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Presentation on Quarterly Results for the period January-March 2010	2

Disclaimer This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. 1

Delivering on our 2010 priorities GROUP FINANCIALS Revenue growth acceleration vs. FY 09 Significant ramp up in commercial activity vs. Q1 09; setting the basis for revenue stimulation #1 Capturing top line growth prospects Healthy OIBDA margin and high OpCF Strong financial position 2010 and mid-term guidance confirmed: Quarterly performance in line with Company expectations Growth to accelerate throughout the year DPS commitments reiterated: €1.40 in 2010 and a minimum of €1.75 in 2012 2

Highlights Q1 10 GROUP FINANCIALS Organic growth assumes constant exchange rates as of Q1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-March) in 2010. Telyco Morocco results are excluded in January-March 2009. It excludes hyperinflationary accounting in Venezuela in both years. Jan-March 2010 Revenues Operating Income (OI) Chg Q1 10/Q1 09 Net income +1.7% -7.2% € in millions Operating Income before D&A (OIBDA) -4.1% +2.0% -5.1% OIBDA Margin -2.2 p.p. Organic chg Q1 10/Q1 09 OpCF (OIBDA-CapEx) 13,932 5,114 2,930 1,656 3,923 36.7% +0.9% -3.4% -1.6 p.p. -2.4% -4.3% Group Contribution by regions (Q1 10) Rev OIBDA OpCF 33% 42% 46% 40% 40% 40% 25% 18% 15% Capitalizing on our diversification and solid execution T. Espana T. Latam T. Europe 3

Top line fully flowing to EPS GROUP FINANCIALS Q1 10 EPS: € 0.36 (+2.6% y-o-y) January-March 2010 € in millions (% change y-o-y) 36 (n.m.) -573 (-26.0%) -714 (-2.8%) -23 (-23.9%) 2,930 1,656 OI Associates Financial results Taxes Minorities Net Income 5,114 -2,184 (+0.4%) D&A OIBDA -4.1% -7.2% +2.0% +9.2 p.p. Good management of non-operating results 4

Distinctive top line performance GROUP FINANCIALS H1 09 9M 09 Q1 09 FY 09 Q1 10 +3.7% +2.5% +1.4% +1.5% +2.4% +2.8% +1.4% +0.1% +0.2% +0.9% Revenue growth acceleration for the 2nd quarter in a row Organic y-o-y growth ex MTRs Total accesses (y-o-y organic growth) +9.5% +5.2% +5.8% +5.1% +6.1% Q1 10 Revenue by region (contribution to organic growth y-o-y) Q1 10 Revenue by mix of services (contribution to organic growth y-o-y) Top line growth drove superior OpCF: € 3,923 m Efficiency ratio improved 1.0 p.p. y-o-y to 74.5% in Q1 10 Organic y-o-y growth Organic growth revenues assumes constant exchange rates as of Q1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-March) in 2010. Telyco Morocco results are excluded in January-March 2009. It excludes hyperinflationary accounting in Venezuela in both years. Organic growth accesses excludes Medi Telecom customers in 2009, HanseNet in 2010 and includes Telemig as of January 1st, 2008. Efficiency ratio: Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program at T. Espana. +2.3 p.p. -1.6 p.p. Voice & Access BB connectivity Apps&new services +0.9% TEF Group Weight over reported rev 76% 22% 5 +2.1 p.p. +0.4 p.p. -1.9 p.p. T. Espana T. Europe T. Latam +0.9% TEF Group +0.2 p.p. Others & Eliminations Others& Eliminations +0.2 p.p. 2%

Enhanced commercial activity, setting the basis for additional top line growth... GROUP FINANCIALS Organic gross adds and net adds exclude Medi Telecom customers in 2009 and HanseNet in 2010. 2009 quarterly average excludes December 2009 disconnections. Q1 10 net adds: Mobile: 2.5x Q1 09 Contract/Mobile: 53% vs. 44% (Q1 09) FBB: +30.6% y-o-y Total organic gross adds (million) Total Churn Q1 09 Q1 10 Avg 09 quarterly 2.3% 2.2% 2.3% Total organic net adds (million) Q1 09 Q1 10 Avg 09 quarterly 21.0 22.4 19.2 4.3 Q1 09 Q1 10 Avg 09 quarterly 3.7 1.6 x2.6 6

....with focus on broadband GROUP FINANCIALS Growth accesses (y-o-y organic growth) Organic growth accesses excludes Medi Telecom customers in 2009 and HanseNet in 2010. MBB FBB Pay TV Fixed accesses -5.3% 207 m 62 m 16 m 16 m 42 m 3 m 89% of our retail customer base have a BB connection +9.6% Mobile +8.7% +12.3% Contract +7.4% +97.5% +8.7% +9.3% +8.2% +9.8% -5.4% Mar-10 y-o-y organic growth Dec-09 y-o-y organic growth 7 Total Accesses: 273 m (+6.1% y-o-y organic growth) Group Accesses +70.3%

GROUP FINANCIALS

Reinvesting efficiency gains to foster revenue expansion

Q1 10 OpEx (organic y-o-y growth)


+3.1%
TEF Group
Supplies
-1.1%
+6.7%
Personnel expenses
+9.6%
External services
Bad debt provision
-7.8%
Taxes
-2.4%
Contribution to growth
-0.5 p.p.
+1.3 p.p.
+2.6 p.p.
-0.2 p.p.
-0.1 p.p.

- **Lower interconnection expenses** (-3.3% y-o-y organic) on MTRs cuts
- **Higher commercial costs** (+5.5% y-o-y organic) on increased volumes, advertising and customer attention
- **Growth in other expenses mainly driven by network costs** (sites increase, network maintenance in T. Latam, own network in Germany)

OIBDA margin


36.7%
-1.6 p.p.
Q1 10
Organic y-o-y growth

OIBDA


Q1 10
-3.4%
€ 5,114 m

- **Q1 10 OIBDA performance reflecting higher commercial activity, regulatory impact and other non recurrent effects:**
  - Q1 10 TV tax in T. España
  - Q1 10 Restructuring in T. Europe
  - Q1 10 MTR in T. Europe (net impact vs. Q1 09)
  - Q1 09 USO in T. España
  - Q1 09 Real Estate in T. O2 CR

-2.6 p.p. of growth/ ~€-140 m

Organic growth assumes constant exchange rates as of Q1 09 (average fx) and excludes the consolidation of HanseNet (since mid February) and Jajah (January-March) in 2010. Telyco Morocco results are excluded in January-March 2009. It excludes hyperinflationary accounting in Venezuela in both years.

Telefónica, S.A
Investor Relations

Telefonica

8

On track to meet 2010 guidance GROUP FINANCIALS OIBDA CapEx €1,208 m Q1 10 Revenue Q1 10/Q1 09 -3.0% Q1 10/Q1 09 2009 GUIDANCE +1%/+3% 2010 GUIDANCE €7,450/7,650 m 2010 GUIDANCE +1%/+4% +1.7% ? ? 2010 EPS target confirmed (€ 2.1) H1 10E 9M 10E Q1 10 FY 10E -3.0% Restructuring in T. Europe (H1 10) Negative impact from MTRs cut in T. Europe TV Tax in T. Espana USO in T. Espana (Q1 09) Real Estate in T. O2 CR (Q1 09) Easier y-o-y comps in Telesp and Colombia Ramp up in commercial activity from Q3 09 2009 adjusted figures for guidance exclude Telyco Morocco results in T. Espana, Medi Telecom capital gain and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX in 2009) and excludes hyperinflationary accounting in Venezuela in both years. It also includes 10 months of consolidation of HanseNet and Jajah in T. Europe. In terms of guidance calculation, OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx also excludes Real Estate Efficiency Program of T. Espana and spectrum licenses. 9 OIBDA ?

T. Espana: continued top line recovery TELEFONICA ESPANA Comparable terms for Q1 10 y-o-y change exclude the following effects: USO in Q1 09, real estate capital gains in Q1 09, Telyco Morocco in Q1 09 and TV Tax in Q1 10. Previous quarters year-on-year comparable changes published in Company^s press releases. Quarterly Gross adds variations include: Fixed telephony accesses, retail broadband accesses, mobile accesses and pay TV accesses. Revenues (comparable y-o-y change) Top line gradual recovery, lowest revenue decline for the last five quarters -8.9% -10.5% -7.5% -5.0% -7.9% Q2 09 Q3 09 Q4 09 Q1 09 Q1 10 FY 09 -8.0% Quarterly gross adds (y-o-y) -14% -8% +15% +5% +25% OIBDA (comparable y-o-y change) OpEx & OIBDA margin (comparable y-o-y change) OIBDA eroded by the macro impact on high margin services and the increase in commercial expenses 10 +0.5% -2.1 p.p. €2,545 m 47.3% Q1 10 OpEx virtually stable y-o-y as higher commercial expenses are offset by other costs contention Sequential improvement on profitability Strong OpCF at €1.8bn Q1 10 45.8% Q4 09 +1.5 p.p. -6.9% -6.6% -4.5% -5.7% -3.9% Q2 09 Q3 09 Q4 09 Q1 09 Q1 10 FY 09 -5.9%

Strong push on commercial activity TELEFONICA ESPANA Comparable Mobile ARPU (y-o-y) Wireless service revenues 9.3 Mobile Broadband accesses (m) Wireless contract customers -9.6% -10.4% -9.4% -7.5% -7.9% -7.2% Q1 09 Q2 09 Q3 09 Q4 09 -10.2% -7.1% -6.7% Q1 10 -10.2% -7.7% - 8.1% -8.0% - 7.3% -7.1% FY 09 - 8.0% Strong leadership in the market: highest gap between access & revenue share Total gross adds up 31% vs. Q1 09 Further increase in contract to over 65% of total Best churn rate in the market Slight recovery in voice traffic recovery (+0.1% y-o-y); outgoing voice ARPM (-6.5%) in line with expectations Exploiting the MBB opportunity: market leader in 3G devices Net adds (000) Customer y-o-y growth -15 Q1 09 15.5 m Dec-09 Mar-10 +6.7% +5.3% Q1 10 197 Avg 09 quarterly 192 Q1 09 Q2 09 Q3 09 Q4 09 Q1 10 y-o-y change Wireless 3G devices x 2.2 +35.5% >3 MBB Mobile BB accesses include: Monthly and daily wireless data flat rates. Comparable mobile ARPU: Q1 09 excludes the disconnection of 715k inactive prepay lines in December 2009. Ex- MTR 11 2.3 Monthly data flat rates

Stepping up commercial momentum TELEFONICA ESPANA Positive data revenues and solid IT performance despite seasonality Strong acceleration in Q1 commercial activity: first quarter with positive net adds in total fixed accesses since Q4 08 Fixed market on recovery path: stabilization of retail line losses, fully offset by wholesale lines (lower ARPU but generating revenues) Steady ramp up of FBB accesses growth: from 4.4% y-o-y in Q4 09 to 5.4% in Q1 10 with stable ARPU erosion Pay TV gaining traction and driving market share improvement Comparable terms exclude the following effects: USO in Q1 09 and Telyco Morocco in Q1 09. Total fixed accesses include: Retail wireline telephony accesses, wholesale line rental, fully unbundled loops and naked wholesale ADSL. Wireline line losses (000) Pay TV net adds (000) Q1 09 Q1 10 -321 Q1 09 Q1 10 Avg 09 quarterly -282 -14% Peak since Q4 08 58 Avg 09 quarterly 45 102 x2.2 53% 103% Wholesale net gains/fixed line losses -6.6% -6.4% Retail BB connectivity ARPU (y-o-y) -2.9% Q4 09 Q1 10 Data & IT Subsidiaries Voice & Access -4.8% - 0.8 p. p. - 0.6 p. p. - 0.7 p. p. Internet & BB + 0.3 p. p. Comparable wireline revenue FBB net adds (000) -150 +9 Total wireline accesses net adds -278 Q1 09 Q1 10 -8 30 23 Avg 09 quarterly Improvement in Broadband Wholesale pricing among the lowest in Europe Market share improved ~18%E 12 Market share ~55%E Retail line losses

TELEFÓNICA LATAM

T.Latam: Solid top line growth and robust profitability

Accesses growth
(y-o-y growth)


+6.9%
+6.5%
+8.1%
Sep-09
Dec-09
Mar-10

- **Strong commercial momentum:**
  - Accesses growth acceleration to 172.3 m
  - Churn contention across businesses

Revenue
(Organic y-o-y growth)


+5.8%
+5.3%
+5.4%
9M 09
FY 09
Q1 10

- **Sustained organic top line growth:**
  - Double digit growth in mobile service and Internet & Pay TV revenue

OIBDA Margin


38.2%
-0.3 p.p.
-1.7 p.p.
-0.4 p.p.
+1.7 p.p.
-0.9 p.p.
36.5%
46.2% OIBDA Margin
Turning around operations
-3.9 p.p. Venezuela
Q1 09
Vene zuela
Telesp
Colombia Wireline
Others
FX & Others
Reported Q1 10
Organic change

- **+3.4% organic y-o-y growth in OIBDA** despite 12.0% increase in commercial costs
- **Stable OpCF in euros (€1.6 bn), despite Venezuela devaluation**

Organic assumes constant exchange rates and excludes hyperinflation accounting in Venezuela in both years.

Telefónica, S.A
Investor Relations

Telefónica 13

2.8 Wireless business: Strong commercial activity TELEFONICA LATAM Organic assume constant exchange rates and excludes hyperinflation accounting in both years. Mobile customers include Telemig as of January 1st, 2008. Commercial ramp up for the third quarter in a row: +24.2% y-o-y growth in gross adds Churn improvement: 2.4% in Q1 10 (-0.2 p.p. y-o-y) Acceleration in customer growth (+1.8 p.p. vs. 2009 growth pace) Strong focus in contract: +6.4 p.p. vs. 2009 growth rate Q1 09 -59% 1.3 Q1 10 3.7 Avg 09 quarterly x2.9 45% 21% Net adds (in millions) Sustained double digit service revenue organic growth Remarkable push in data/service revenues: +5.3 p.p. y- o-y Data Total Service +9.9% +12.3% +43.6% 21% of service revenues MBB Total Contract +11.0% 16.6% x2.5 ~4% of customer base Revenue Accesse s Jan Feb Mar Q1 10 Mobile accesses & revenue growth (y-o-y organic) Organic ARPU Q1 09 9M 09 H1 09 FY 09 15.8% 11.1% 9.3% 9.2% Q1 10 11.0% -4.3% -2.9% -2.3% -2.1% +0.1% Customers Stable organic ARPU y-o-y Further growth in outgoing ARPU: +3.5% vs. +1.4% in FY 09 Quarterly net adds (m) 1.3 1.4 3.3 5.4 3.7 Mobile Customer & ARPU (y-o-y change) y-o-y change 14 Contract net adds/total

TELEFONICA LATAM Q4 09 wireline net adds and growth rates exclude the disconnection of fixed telephony accesses in Colombia. 2009 quarterly average excludes December 2009 disconnections. Wireline business: stabilizing revenue drivers Strong BB growth: Latam 21.4% Brazil 14.4% -0.1p.p. Arg. 23.1% +3.3p.p .. Chile 27.7% +3.1p.p .. Peru 35.4% +4.8p.p .. +1.6p.p .. Col. 21.6% +2.6p.p .. 6.6 Mar-10 +7.0% Q1 09 -29% Net adds ('000) 142 Accesses (m) Latam Retail BB y-o-y growth Internet & Pay TV rev/ Total rev (Q1 10) Q1 10 +51% 215 Avg 09 quarterly +96 -283 Mar-10 24.5 -4.1% Q1 09 Q3 09 Q2 09 Q4 09 -127 -126 Line losses (^000) Accesses (m) Latam Retail Fixed Accesses Q1 10 -119 Avg 09 quarterly -173 -155 15 Significant ramp up in net adds: 2x 2009 quarterly average Record performance in Telesp BB/fixed lines: +3 p.p. y-o-y to 27% Higher quality led to the lowest churn ever -31% below 2009 quarterly average Improved quality as a key lever to reduce churn Further advance in transformation: 2P&3P/BB: +6 p.p. y-o-y to 57% Higher contribution from internet & Pay TV revenue in most operations y-o-y growth y-o-y growth

TELEFONICA LATAM Telesp gradual recovery Total accesses growth for the 1st time since Q3 08 Limited activity in Jan-10 on heavy rains Positive fixed line net adds in March & April Strong BB churn reduction FBB net adds in Q1 10 is 2x FY 09 volume Close to 50% of Q1 10 net adds recorded in Mar-10 Recovering market share Stable CapEx/sales: 13.5% last twelve months -84 -69 Net adds (000) -27% -61 -147 Financials (y-o-y in local currency) Q3 09 Q4 09 Q1 10 -13.5% -16.1% -14.3% -5.8% -3.8% -1.4% Commercial recovery Q2 09 +0.7% -3.0% Improving revenue trend towards positive growth Lower churn levels should reduce commercial expenses going forward OIBDA impacted by increased activity and heavy rains -108 Q1 09 Q4 09 Q1 10 Q3 09 Q2 09 +61% 101 59 163 -149 69 Anatel claims (y-o-y) +87% +82% -1% -15% -36% Best Q1 in history for FBB 16 y-o-y growth Gaining commercial momentum: FBB Wireline Revenue OIBDA

TELEFONICA LATAM Colombia: Operating results improved, financials should follow Q3 09 Q4 09 Q1 10 -59.2% -27.2% -29.6% -15.1% -17.5% -12.3% Q2 09 -7.2% -30.4% +0.5% -5.1% Wireline Financials (y-o-y in local currency) Wireless KPIs Contract net adds/total 49% 32% +30.1% +3.0% -2.2% -9.6% -13.3% -3.6% -11.8% -83.4% Q3 09 Q4 09 Q1 10 Q2 09 Q1 09 -6.2% +27.8% Wireless Financials (y-o-y in local currency) OIBDA y-o-y growth -52 -60 -78% -12 Q1 09 Q4 09 Q1 10 Q3 09 -109 Wireline net adds (000) 22 12 40 +79% 5 Q2 09 -64 12 -2.2% -4.1% -14.5% Q3 09 Q4 09 Q1 10 Q2 09 Q1 09 -18.9% +5.2% Wireless net adds (000) -217 154 -778 -157 323 17 Commercial repositioning Turnaroun d efforts paying off Drastic churn reduction (- 1.2 p.p. y-o-y) Market share gain Q1 09 FBB Wireline Revenu e OIBDA Service Rev ARPU (chg lc) Q4 09 FBB and wireline net adds and growth rates exclude the disconnection of inactive fixed telephony and FBB accesses in Colombia.

TELEFÓNICA LATAM

Good performance across key operations

Mexico

- **Steady market share expansion** to 21%, +1.5 p.p. y-o-y
- **+33.7% increase in contract** customers vs. Mar-09
- **Healthy service revenue** growth (+10.7% y-o-y)
- **Robust OIBDA margin**: 30.2% (+1.4 p.p. y-o-y)

Venezuela

- **Solid financials** despite devaluation
- **Focus on value customers** (contract up 7.2% y-o-y)
- **Service revenues** (+21.1% y-o-y) **boosted by data services**
- **Healthy OIBDA margin** (46.2%) despite higher handset costs

Vivo

- **Record net adds**: x3 vs. Q1 09
- **Increase in market share** to 30.1%; 71.5% share in contract net adds
- **Service revenue growth ramp up** to 6.5% y-o-y (+4.6% in Q4 09)
- **OIBDA margin expansion** to 30.1% (+0.1 p.p. y-o-y)

Argentina

- **Positive accesses growth,** even in traditional fixed lines
- **Double digit revenue and OIBDA** y-o-y growth
- **Solid profitability**: 34.7% OIBDA margin in Q1 10
- **Fixed margin stabilisation** vs. FY 09

Chile

- **Top line stabilization**
- **OIBDA acceleration** to +10.0% y-o-y, boosted by mobile
- **Steady advance in OIBDA margin** to 42.7% (+4.3 p.p.y-o-y)
- **Earthquake impacts covered** by insurance policies

Financial variations in local currency.

Telefónica, S.A
Investor Relations

Telefónica 18

TELEFÓNICA EUROPE

T. Europe: continued momentum, leveraging mobile internet

Accesses

(Mar-10; y-o-y growth)

Organic


+11.7%
21.4 m
+6.6%
44.6 m
+15.5%
Incl HanseNet
+6.7%
53.9 m
Mobile Contract
Total Mobile
Total Customers

- **Strengthened business portfolio:**
  - Quality base improvement: 86% of Q1 mobile net adds in contract
  - Strong MBB expansion to over 7 m accesses (+67.3% y-o-y)
  - Increasing scale in FBB and mobile

Revenue

(y-o-y organic growth ex MTRs)


+4.2%
+3.0%
+3.0%
+3.2%
+5.4%
Q1 09
H1 09
9M09
FY09
Q1 10

- **Ramp up in growth driven by base expansion & mobile internet:**
  - Non-P2P SMS rev +35.2% y-o-y
  - Outgoing ARPU improvement, overall
  - Leveraging geographical diversification

Q1 10 Profitability

(y-o-y growth)


Organic
Comparable
-0.4%
+3.7%
+7.4%
+14.7%
OIBDA
OpCF

- **Strong cash flow, sustained profitability:**
  - 26.2% OIBDA margin, improving 0.5 p.p. y-o-y in comparable terms
  - Germany & UK driving profitability
  - Continued cost efficiencies in non-customer facing activities

Organic growth financials: assumes constant exchange rates and excludes the consolidation of HanseNet (since mid February) and Jajah (January-March).
Organic growth customers: Excludes HanseNet customers in March 2010.
Comparable growth: organic evolution and excluding one-offs affecting OIBDA: € -21 m in Q1 10 (restructuring charges in T. O2 CR and Ireland of € -15 m and € -7 m, respectively, and €+0.3 m USO in T. O2 CR) and €16 m in Q1 09 (real estate and USO in T. O2 CR)

Telefónica, S.A
Investor Relations

Telefonica

19

TELEFÓNICA EUROPE

T.O2 UK: leading financials, growing quality base

Mobile KPIs

(Mar-10: y-o-y change)


Customers
+12.1%
+4.6%
Total
Contract


Churn
1.2%
1.1%
Q1 09
Q1 10
Contract Churn

- **Smartphones and lowest contract churn driving customer growth:**
  - Rational customer acquisition strategy
  - Increasing quality of the base: 195k contract net adds in Q1. 46% of the base in contract (+3 p.p. y-o-y)
  - Highest smartphone base in the market

Mobile Service Revenue

(local currency, y-o-y growth)


+9.4%
+8.2%
+6.1%
+5.9%
+5.3%
+4.7%
+5.2%
+1.2%
+1.6%
+3.1%
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10

Ex- MTRs y-o-y change
Reported y-o-y change

- **Strong revenue growth, sustained sequential trends:**
  - +2.1% y-o-y in local currency vs. +1.2% y-o-y in local currency Q4 09
  - Total ARPU up 2.7% y-o-y ex-MTR in local currency driven by higher contract base
  - Robust non-P2P SMS revenue: +43.8% y-o-y in local currency

Profitability

(y-o-y growth in local currency)


+7.3%
OIBDA


25.3%
+1.2 p.p.
OIBDA margin

- **Increased profitability while investing in quality:**
  - Leveraging rational commercial investments in line with customer value
  - Focused increase in network investment

Telefónica, S.A
Investor Relations

Telefónica 20

TELEFÓNICA EUROPE

T.O2 Germany: Strong trading momentum and broader portfolio

Customer Base


Q1 10 Mobile net adds
Breakdown
16.0 m
21.6 m
357k
FBB & Others
154k
+16.2%
91%
73%
+30.6%
Mobile
Contract
Total
Q1 09
Q1 10
y-o-y growth

- **Enhanced challenger approach through expanded integrated portfolio**
  - Better positioned to address new segments (HanseNet, "O2o", "O2on")
  - Increased contract mix to 50% (+1 p.p. y-o-y)

Mobile Service Revenue

(y-o-y growth)


+3.8%
+2.5%
+2.1%
+1.2%
+0.6%
+1.0%
-1.2%
-0.4%
-0.1%
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Ex- MTRs y-o-y change
Reported y-o-y change

- **Substantial revenue growth on increased customer base:**
  - Total organic revenue up 8.8% y-o-y in Q1 10; (+7.2% in Q4 09 y-o-y)
  - Non-P2P SMS revs +43.9% y-o-y
  - Increased contribution from "My Handy"
  - Stabilization in ARPU trends

Q1 10 Profitability

(organic y-o-y growth)


€ 241 m
+13.2%
22.4%
+0.9 p.p.
€ 128 m
>x7
OIBDA
OIBDA margin
OpCF

- **Continuous strong profitability**
  - Solid OIBDA growth
  - Low margins from acquisitions impacting in reported OIBDA margin (-1.3 p.p. drag)

Organic: assumes constant exchange rates and excludes the consolidation of HanseNet in January-March 2010.
FBB & Other accesses: include fixed broadband, traditional fixed, pay TV and wholesale accesses.

Telefónica, S.A
Investor Relations
Telefónica
21

GROUP FINANCIAL EXPENSES AND DEBT

Effective interest rate contained at 5%

Net Financial Debt Evolution


€ in millions
1.9x OIBDA
2.2x OIBDA
43,551
-1,225
+243
+446
+1,213
+1,053
45,281
Net Fin. Debt Dec-09
FCF Post-Minorities
Commitments cancellation
Shareholder remuneration
Net Financial Investments
FX, accruals and others
Net Fin. Debt Mar-10

Lower Cost of Debt

	Q1 10
■ Net interest Expenses	€ -572 m
■ FX results	€ -1 m
Total Financial Results	**€ -573 m**
■ Total Average Debt	€ 46,489 m

4.99% effective interest rate

Increasing Liquidity


€ in billions
Bond issuance
Bank financing & new committed lines
4.0
1.6
YTD
Q1 10

- Leverage target, including commitments, up to the middle of our target range (2.3x OIBDA)
- Strong liquidity helped by € 4 bn issuance and €1.6 bn of other long term bank financing & new credit lines
- Contained financial expenses at 4.99% benefiting from floating exposure positioning

Telefónica, S.A
Investor Relations

Leverage target: Calculated based on FY 09 OIBDA figure, excluding results on the sale of fixed assets. For Q1 10 is calculated on OIBDA figure annualized excluding also the results on the sale of fixed assets.
Net Interest expenses and effective interest rate : Ex-fx and including impact of hyperinflation in Venezuela.

Telefónica

22

A full value offer for PT's 50% stake in Brasicel € 5.7 bn all cash transaction for 50% of Brasilcel owned by PT Unconditional, binding, fully financed offer with no execution risk 23 2.4 2.6 2.8 3.1 3.6 5.7 Avg market price 1M pre offer Maximum historical market value Analysts' TP on Vivo (avg) Analysts' valuation in PT's SoP Internal DCF valuation TEF's offer +145% +119% +104% +84% +58% 3.6 Value of PT's indirect stake in VIVO (€ bn) Implicit Vivo ON share price R$45.9 4.9x R$112.29 10.9x FV/EBITDA 09 Wacc: 11.5% g: 2% Maximum value achievable by PT in absence of a transaction Key terms OFFER FOR 50% BRASILCEL

OFFER FOR 50% BRASILCEL

... with PT obtaining more than its pro-rata share of the synergies of a potential subsequent Vivo-TSP combination

Revenue	Improved churn Cross selling/Bundle offer
Network & IT	Network management integration IT system unification Data centers
SG&A	Customer care Marketing
CapEx	Common infrastructure construction IP Net and Metroethernet
Other	Synergies from national backbone and operation outside of Sao Paulo Potential financial and tax benefits


€ in billions
2.8

NPV of synergies (market consensus based on 13 estimates)

Synergy allocation references

By asset contribution

	Telesp	Vivo	PT's share
EBITDA 09	54%	46%	14%
OpCF 09	57%	43%	13%

By ownership % in a hypothetical Telesp/Vivo combination

	PT's share
If all assets valued at market	16%
If PT's stake in Vivo at €5.7bn and rest at market	31%

By including a very significant part of the potential synergies in the price, the offer unlocks value for PT shareholders that can not be achieved by PT standalone

Combination at market value assumes all shareholdings are contributed at market values.
Best possible valuation scenario: PT's stake in VIVO at offer price and rest of shareholdings at market value.

Telefónica, S.A
Investor Relations
Telefonica
24

Closing remarks GROUP FINANCIALS Boosting top line growth, leveraging a well diversified portfolio Sharp increase in commercial activity across regions, setting the base for additional revenue growth Retaining top quality profitability and high OpCF Robust financial position 2010 and mid term guidance reiterated Growing dividend policy confirmed Strong results, delivering our 2010 priorities 25

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: May 13th, 2010	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer